Free Writing Prospectus	Filed pursuant to Rule 433
Filed on May 12, 2015	Registration Statement Nos. 333-184123 and 333-161148

Oesterreichische Kontrollbank Aktiengesellschaft

US$1,500,000,000 0.750% Guaranteed Global Notes due 2017

FINAL TERM SHEET

May 12, 2015

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Issuer Rating:	AA+ (stable) by Standard & Poor’s Ratings Services and Aaa (stable) by Moody’s Investors Service[1]

Principal Amount:	US$1,500,000,000

Pricing Date:	May 12, 2015

Closing Date:	May 19, 2015

Maturity Date:	May 19, 2017

Redemption Price at Maturity:	100%

Interest Rate:	0.750% per annum (paid semi-annually 30/360, following, unadjusted)

Interest Payment Dates:	May 19 and November 19 of each year

First Interest Payment Date:	November 19, 2015

Reoffer Spread:	24.9 bps over 0.500% US Treasury due April 30, 2017, such Treasury security yielding 0.596% semi-annually

Price to Public/Issue Price:	99.812%

Underwriting Commissions:	0.020%

Proceeds to OeKB:	99.792%

Format:	Registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Joint Lead Managers:	Citigroup Global Markets Inc., HSBC Bank plc

ISIN:	US676167BN81

CUSIP:	676167 BN8

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

It is expected that delivery of the securities will be made against payment on or about May 19, 2015, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of securities who wish to trade securities on the date of pricing or the next business day should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312512406023/d412320dsb.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or HSBC toll-free at 1-866-811-8049.

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